VOZROZHDENIYE BANK

File № 82-4257

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«05» august 2005
№ 1101/5050

Securities and Exchange Commiss
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Amendments and alterations # 6 introduced into the Charter of Joint-stock Company Bank Vozrozhdeniye»;

– Messages of Essential Facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dlw 8/22

Message of Essential Fact
Information about decisions taken by General Meetings

1. General information	
1.1. Full official name of the issuer:	**Joint stock company Bank "Vozrozhdeniye".**
1.2. Abbreviated name of the issuer:	**V.BANK**
1.3. Permanent address of the issuer:	**Building 1, 7/4 Luchnikov Lane, Moscow, 101999, Russian Federation.**
1.4. State registration number of the issuer:	**1027700540680**
1.5. Tax identification number of the issuer:	**5000001042**
1.6. Unique code of the issuer, assigned by the registration body:	**1439**
1.7. Address of the website used for disclosing information:	**http://www.vbank.ru/akc/events.html**
1.8. Name of the periodical used by the issuer for publication of information: newspaper	**Ezhednevnye Novosti. Podmoskovie (Daily News. Moscow Region).**

1.9. Code of essential fact:	**0600143908072005**

2. The message summary

2.1. Category of general meeting (annual, special):
Annual.
2.2. Form of holding general meeting:
Meeting.
2.4. Date and location of holding general meeting:
June 24, 2005, Building 1, 7/4 Luchnikov Lane, Moscow, 101999
2.5. Quorum of General Meeting:
Shareholders with 15,210,658 votes (81.13% of the total number of voting shares) took part in voting on agenda of the General Meeting. There was a quorum.
Shareholders with 6,539,767 votes (64.89% of voting shares, entitled to take part in voting on the above issues) participated in voting on items 8 and 10 of the agenda. There was a quorum.
2.4. Issues set for voting and results of voting on them.
1. Approval of annual report, annual accounting, profit and loss statement for the year 2004 and distribution of profit:
«pro» – 15209926, «con» - 0, «abstain» - 732;
2. About payment (declaration) of dividends for 2004:
«pro» - 15210306; «con» - 20, «abstain» - 332;
3. Approval of the Supervisory Council Report:
«pro» - 15209926, «con» - 0, «abstain» - 732;
4. About introduction of amendments and alterations into the Charter:
«pro» - 15153070, «con» - 1928, «abstain» - 55660;
5. About approval of amendments and alterations introduced in Regulation on Supervisory Council of Open joint stock company Bank «Vozrozhdeniye»:
«pro» - 15153150, «con» - 1928, «abstain» - 55580;
6. About approval of amendments and alterations introduced in Regulation on executive bodies of Open joint stock company Bank «Vozrozhdeniye»:
«pro» - 15153150, «con» - 1928, «abstain» - 55580;
7. About approval of Regulation on Revision Commission of Open joint stock company Bank «Vozrozhdeniye» in a new wording:
«pro» - 15153234, «con» - 1928, «abstain» - 55496;
8. About approval of transactions of interest:
«pro» - 6476451, «con» - 1948, «abstain» - 61368;
9. Election of Supervisory Council.
Results of cumulative voting (the number of votes «pro» for the following candidate):
Marinichev Jury Mikhailovich 14895579
Orlov Dmitry Lvovich 15492791
Goev Alexandre Ivanovich 14650452
Borin Boris Fedorovich 4650253
Goncharova Liudmila Antonovna 14881589
Demin Nikolay Yakovlevich 19149668

Zatsepin Nikolay Stepanovich 14624947
Vybornov Sergey Alexandrovich 14635834
Kabanova Valentina Mikhailovna 14795261
Marganiya Otari Leontjevich 14625367
Usmanov Rustam Mansurovich 14627158
«against all candidates» - 0, «abstain all candidates» - 55432
10. Election of Revision Commission:
Afonin Victor Anatolyevich
«pro» - 6158383, «con» - 980, «abstain» - 380228;
Lapinskaya Tamara Nikolaevna
«pro» - 6536991, «con» - 24, «abstain» - 2688;
Markina Svetlana Alekseevna
«pro» - 6537103, «con» - 0, «abstain» - 2608;
Romanenko Natalia Anatoljevna
«pro» - 6536935, «con» - 0, «abstain» - 2744;
11. Approval of Auditor:
«pro» - 15156350, «con» - 20, «abstain» - 54224.
2.6. Formulations of resolutions adopted by General Meeting.
<u>On Item 1 of the Agenda:</u>
1.1. To approve the Annual report of Open Joint-stock company Bank «Vozrozhdeniye» for 2004.
1.2. To approve the annual Balance Sheet, Profit and Loss Statement of Open Joint-stock company Bank «Vozrozhdeniye» for 2004.
1.3. To approve distribution of profit of Open Joint-stock company Bank «Vozrozhdeniye» for 2004 as follows:

Item	Amount in RUR
Book profit for the reported period	400,272,953.36
Drawdown of the profit for the reported period	84,402,052.16
including:	
profit tax	81,450,758.00
other taxes and charges	951,294.16
Profit to distribution (draft)	317,870,901.20
including:	
dividend fund	11,963,357.00
accumulation fund	304,204,983.37
Chairman fund	1,702,560.83

On Item 2 of the Agenda:
2.1. To approve the amount of dividend calculated per 1 share as follows:
– On ordinary non-documentary registered shares with nominal value RUR 10 each – 5% of nominal value;
– On preference non-documentary registered shares with a fixed dividend and nominal value RUR 10 each – 20% of nominal value.
2.2. Holders (owners) of shares included in the Register of the Bank «Vozrozhdeniye»'s shareholders as at 6th May 2005 (at the end of operational day) are entitled to annual dividends.
2.3. To pay dividends in the period from 16th August 2005 to 24th August 2005 in a cashless form in accordance with banking details contained in the system of keeping Register of the Bank «Vozrozhdeniye»'s shareholders. If banking details are absent, dividends to the shareholders-individuals shall be paid through cash offices of the Bank's branches beginning with 16th August 2005.
On Item 3 of the Agenda:
3.1. To approve the report of Supervisory Council of Bank «Vozrozhdeniye» (OAO).
3.2. To recognize the performance results of Supervisory Council of Bank «Vozrozhdeniye» (OAO) as satisfactory.
On Item 4 of the Agenda:
4.1. To approve amendments and alterations # 8 introduced into the Charter of Open joint-stock company Bank «Vozrozhdeniye».
4.2. To grant the right to sign an application for registration of amendments and alterations # 8 introduced into the Charter of Open joint-stock company Bank «Vozrozhdeniye» to the Chairman of Supervisory Council of Bank «Vozrozhdeniye» (OAO).
On Item 5 of the Agenda:
To approve Amendments and Alterations # 1 introduced into Regulation on Supervisory Council of Open joint stock company Bank «Vozrozhdeniye» (OAO).

On Item 6 of the Agenda:

To approve Amendments and Alterations # 1 introduced into Regulation on executive bodies of Open joint stock company Bank «Vozrozhdeniye».

On Item 7 of the Agenda:

To approve Regulation on Revision Commission of Open joint stock company Bank «Vozrozhdeniye» in a new wording.

On Item 8 of the Agenda:

8.1. To approve transactions between the Bank and the Bank's related persons, which can be carried out on regular terms until the next annual general meeting of shareholders in the course of the Bank's regular economic activities in accordance with the license for conducting banking operations. Prices on the above transactions with related persons are set in compliance with «Regulation on basic principles of managing resources of Bank «Vozrozhdeniye» (OAO) in Russian rubles and foreign currency».

8.2. To set a limit on each type of transactions for each related person in amount not exceeding 5% of the assets' book value according to the records of the Bank's accounting reports as at the last reported date before the General Meeting of shareholders in the year 2005.

On Item 9 of the Agenda:

To elect Supervisory Council out of proposed candidates in the following composition:

1. Marinichev Jury Mikhailovich
2. Orlov Dmitry Lvovich
3. Goev Alexandre Ivanovich
4. Borin Boris Fedorovich
5. Goncharova Liudmila Antonovna
6. Demin Nikolay Yakovlevich
7. Dolgopolov Alexander Vitalyevich
8. Zatsepin Nikolay Stepanovich
9. Vybornov Sergey Alexandrovich
10. Kabanova Valentina Mikhailovna
11. Marganiya Otari Leontjevich
12. Usmanov Rustam Mansurovich

On Issue 10 of the Agenda:

To elect Revision Commission of Bank «Vozrozhdeniye» in a number of 4 persons in the following composition:

1. Afonin Victor Anatolyevich
2. Lapinskaya Tamara Nikolaevna
3. Markina Svetlana Alekseevna
4. Romanenko Natalia Anatoljevna

On Issue 11 of the Agenda:

To approve the closed joint stock company «PricewaterhouseCoopers Audit» as an official auditor of Bank «Vozrozhdeniye» (OAO).

3. Signature		
3.1. Deputy Chairman of the Board of Bank Vozrozhdeniye (OAO)	______ (*signature*)	A.V.Dolgopolov
3.2. Date: 11 » July 2005	Stamp	

Message of Essential Fact

Information about Accrued and (or) Paid Income on Securities of the Issuer

1. General information	
1.1. Full official name of the issuer:	**Joint stock company Bank "Vozrozhdeniye".**
1.2. Abbreviated name of the issuer:	**V.BANK**
1.3. Permanent address of the issuer:	**Building 1, 7/4 Luchnikov Lane, Moscow, 101999, Russian Federation.**
1.4. State registration number of the issuer:	**1027700540680**
1.5. Tax identification number of the issuer:	**5000001042**
1.6. Unique code of the issuer, assigned by the registration body:	**1439**
1.7. Address of the website used for disclosing information:	**http://www.vbank.ru/akc/events.html**
1.8. Name of the periodical used by the issuer for publication of information: newspaper	**Ezhednevnye Novosti. Podmoskovie (Daily News. Moscow Region).**

1.9. Code of essential fact:	**0600143908072005**

2. The message summary	
2.1. Category, type, series and other identification characteristics of securities:	Ordinary non-documentary registered shares; Preference non-documentary registered shares with fixed rate of dividend
2.2. State registration number of the issue (additional issue) of securities, date of state registration:	10101439B dated April 12, 1991. 20201439B dated March 06, 2002.
2.3. Name of the registration authority executing state registration of the issue (additional issue) of securities:	Central Bank of the Russian Federation
2.4. The issuer's governing body which took decision on payment (declaration) of the dividends on the Issuer's shares or setting percentage (coupon) on the issuer's bonds	Annual General shareholders' meeting of Bank «Vozrozhdeniye» (OAO)
2.5. Date of taking decision on payment (declaration) of the dividends on the Issuer's shares or setting percentage (coupon) on the issuer's bonds облигациям эмитента.	June 24, 2005.
2.6. Date of drawing up the minutes of the meeting (session) of the authorized body, where the decision on payment (declaration) of the dividends on the Issuer's shares or setting percentage (coupon) on the issuer's bonds was taken:	July 08, 2005, Minutes No. 1.

2.7. Total amount of dividends accrued on the issuer's shares of the certain category and the amount of dividend accrued per one share of the certain category (type); total interest and (or) other income subject to payment on the issuer's bonds of the certain issue (series), and interest and (or) other income subject to payment per one issuer's bond of the certain issue (series).	Total amount of the dividends accrued – on ordinary non-documentary registered shares – RUR 9,374,347; – on preference non-documentary registered shares with fixed rate of dividend – RUR 2,589,010. Amount of the dividend accrued: - per one ordinary non-documentary registered share with a face value of RUR 10 is RUR 0.5; – per one preference non-documentary registered share with fixed rate of dividend with a face value of RUR 10 is RUR 2
2.8. Form of payment of the dividend yields on the issuer's securities (money or other property):	for legal entities – cashless, money in roubles of the Russian Federation; for individuals – cashless, cash or money in roubles of the Russian Federation.
2.9. Maturity date for payment of dividends on the issuer's securities (dividends on shares, income (interest, face value) on bonds) must be executed, or, if such obligation on the securities dividend payment must be executed by the issuer within the fixed term (period of time) – closing date of the above term.	Payment of dividends will be executed from August 16, 2005 to August 24, 2005 by transfer of the amounts due to the corporate Shareholders to their settlement accounts, due to the individual Shareholders - to their personal accounts in accordance with the information recorded in the system of Register of the Bank "Vozrozhdeniye"'s Shareholders. In case of absence of banking details, payment of dividends to the individual Shareholders should be provided at the cash offices of the Bank branches, beginning with August 16, 2005.
2.10. Total amount of dividends paid on the issuer's shares of the certain category (type); total amount of interest and (or) other income paid on the issuer's bonds of the certain issue (series):	RUR 0 (zero).

3. Signature		
3.1. Deputy Chairman of the Board of Bank Vozrozhdeniye (OAO)	*(signature)*	A.V.Dolgopolov
3.2. Date: « 11 » July 2005 г.	*Stamp*	

AGREED

First Deputy Chief of Main
Territorial Department
for Moscow of Central Bank
of the Russian Federation

V.I. Muravlev

______________ ______________
(signature) (surname)

17th September 2004
Stamp: Bank of Russia
Territorial Division

AMENDMENTS AND ALTERATIONS # 6
introduced into the Charter
of Joint-stock Company Bank Vozrozhdeniye»
(Bank «Vozrozhdeniye» OAO),
main government registration number 1027700540680,
Date of Credit Institution registration: December 17th, 2002,
Registration number of the Credit Institution assigned by Bank of Russia
1439 as of 12th April, 1991.

1. To delete the brackets on the title page, which single out the words «Bank «Vozrozhdeniye» (OAO)».
2. To state item 1.9 of article 1 in the following wording:
«1.9 The Bank is entitled to set up separate divisions (representative offices and branches) on the territory of the Russian Federation in compliance with the effective legislation. Opening of separate divisions outside the Russian Federation is carried out in compliance with the foreign state legislation of the separate divisions residence, other than stipulated by the Russian Federation international agreement. The separate divisions (representative offices and branches) shall be opened and closed by decision of the Bank's Supervisory Council.
The Bank is entitled to set up internal structural divisions – additional offices, credit and cash offices, operating cash units outside cash departments and exchange offices. Internal structural divisions are opened (closed) by decision of the Bank Management.»

3. Sub-item d) item 7.6.3 of article 7:
 - in the 5th indention to substitute the words «prospectus» for the words «decision of issue»;
 - in the 6th indention to substitute the words «prospectus» for the words «decision of issue».

4. In item 15.9 of article 15 in the first sentence to substitute the words «six months» for the words «sixty days».

5. To state item 15.13 of article 15 in the following wording:
«15.13 The Bank builds up the reserve fund in amount not less than 5% of its authorized capital. The size of annual allocations to the reserve fund must be not less than 5% of net profit untill reaching the minimal set value. The Bank's reserve fund is targeted to cover its losses as

well, as to repay the Bank's bonds and repurchase the Bank's shares in case of absence of other funds. Use of the reserve fund for other purposes is not allowed.»

6. To state item 15.14 of article 15 in the following wording:
«15.14. The Bank is entitled to build up special-purposed funds in compliance with the effective legislation. The size of annual allocations to the special-purposed funds is defined by the annual general meeting of shareholders. The order of utilization of the special-purposed funds is defined by regulations on the respective funds, approved by the Bank's Supervisory Council. Facilities of the special-purposed funds shall not be subject to re-allocation to any other funds, other than in case of re-allocation of no more than 5% of the created fund by decision of the Bank's Supervisory Council.»

7. To state sub-item 17.2.19 of article 17 in the following wording:
«17.2.19. Taking decision on conducting an audit of financial and economic activities of the Bank and reviewing the results of this audit by Revision Commission »

8. To supplement item 18.2 of article 18 with the new (fourth) indention:»
«By decision of the general meeting of shareholders the powers of all members of the Bank's Supervisory Council can be terminated ahead of schedule.»

9. In item 18.5 of article 18 in the first indention to substitute the words: «not less than once a half-year» for the words: «not less than once a quarter».

10. To state sub-item 18.6.13 of article 18 in the following wording:
«18.6.13. Utilization of the Bank's reserve fund and utilization of the special purpose funds, including redistribution up to 5% of the built special purpose fund»

11. To state sub-item 18.6.28 of article 18 in the following wording:
«18.6.28. Approval of the Bank's internal documents, defining procedures under which the shareholders' rights are being exercised and approval of which is not within capacity of the shareholders' general meeting.»

12. To supplement item 18.6 of article 18 with sub-items 18.6.6, 18.6.7, 18.6.12, 18.6.13, 18.6.14 and 18.6.16 changing the order of the following sub-items correspondingly:
«18.6.6. Decision on allocation of ordinary non-documentary registered shares being distributed by conversion into them previously distributed preference convertible non-documentary registered shares»;
«18.6.7. Decision on writing-off bad loans »;
«18.6.12. Introduction and functioning of efficient internal control; control over compliance of the internal control with the type, scales and conditions of the Bank's operations»;
«18.6.13. Consideration of the documents on arrangement of the internal control system, drawn up by the Bank's executive bodies, Internal Control and Audit Service, the responsible officer for anti-legalization (laundering) of incomes obtained by a criminal way and financing terrorism, as well as by other Bank's units and the audit institution conducting the audit»;
«18.16.14. Taking measures aimed at efficient implementation by the Bank's executive bodies of recommendations and remarks of the Internal Control and Audit Service, the audit organization conducting the audit and of the supervising authorities»;
«18.6.16. Approval of Regulation on the Bank's Internal Control and Audit Service, coordination of appointment for a position and release from a position of the Head of the Internal Control and Audit Service».

13. To supplement item 19.2 of article 19 with sub-items «f», «g» and «h»:
«f) distributes functions between divisions and responsibilities between the Bank's employees being in charge for the specific areas of internal control»;
«g) ensures participation in internal control of all the Bank's employees in accordance with their functional duties».

14. To supplement article 19 with item 19.3:
«19.3. The powers of the Bank's Management Board are defined by the Bank's Charter, the agreement entered on behalf of the Bank by Chairman of the Bank's Supervisory Council and by Regulation on executive bodies of Open joint-stock company Bank «Vozrozhdeniye».

15. To state item 20.3 of article 20 in the following wording:
«20.3. The Bank's Management shall arrange implementation of decisions of the general meeting of shareholders and Supervisory Council of the Bank and set responsibility for implementation of these decisions».

16. To supplement article 20 with a new item 20.4, changing the following order correspondingly:
«20.4. The Bank's Management shall set responsibility for implementation of the Bank's strategy and policy with regard to arrangement and introduction of internal control, shall verify compliance of the Bank's activities with internal documents, which define the order of exercising the internal control».

17. To state item 20.1 of article 20 in the following wording:
«20.1. The Bank's Management is a permanently operating collegial executive body of the Bank's control, carrying out management of the current activities of the Bank, as follows:
a) attends to issues of the Bank's participation in other legal entities, including setting up of subsidiaries, purchase and sale of shares and portions of other companies;
b) takes decisions on opening and closing of internal structural units, such as additional offices, credit and cash offices, cash units outside cash departments and exchange offices;
c) approves regulations on the Bank's internal structural divisions, Central Office divisions, committees and commissions (other than regulations, approval of which is related to an exclusive competence of the shareholders' general meeting or Supervisory Council of the Bank);
d) approves internal documents defining the Bank's current activities, except for internal documents, approval of which is related to the exclusive competence of the shareholders' general meeting or Supervisory Council of the Bank);
e) delegates powers to work out procedures and policies of internal control to the heads of the respective structural divisions and exercises control over their performance;
f) reviews materials and results of the internal control efficiency evaluations, ensures control over elimination of the identified deficiencies of the internal control system in the Bank;
g) prepares documents on organization of internal control for consideration by the Bank's Supervisory Council;
h) takes decisions on classifying loans by risk groups in cases stipulated by regulations of Bank of Russia;
i) attends to other issues, other than issues related to the competence of the shareholders' general meeting and Supervisory Council of the Bank);

The Bank Management reports to Supervisory Council of the Bank for efficiency of their work».

18. To supplement article 20 with item 20.11 of the following context:
«20.11. Other issues of the Bank Management competence and the order of arranging their activities shall be defined by Regulation on executive bodies of Open joint-stock company Bank «Vozrozhdeniye».

19. To supplement article 21 with item 21.11 of the following context:
«21.11. The schedule of approval of large-scale transactions shall be defined by Regulation on the order of conclusion by Open joint-stock company Bank «Vozrozhdeniye» of large-scale transactions, transactions of interest and transactions on lending to the related persons».

20. To supplement article 22 with item 22.11 of the following context:

«22.11. The schedule of approving transactions of interest shall be defined by Regulation on the order of conclusion by Open joint-stock company Bank «Vozrozhdeniye» of large-scale transactions, transactions of interest and transactions on lending to the related persons».

21. To supplement item 23.4 of article 23 with the fourth indention of the following context:
« - evaluation of the internal control system».

22. To substitute the name of article 24 «Organization of internal control in the Bank» for «Organization of the internal control system in the Bank» and to state the above article in the following wording:
«24.1. The internal control system is the combination of the authorities system and areas of internal control, which ensures compliance with the order of implementing the targets set by the effective legislation of the Russian Federation, constituent and internal documents of the Bank.
The internal control system is aimed at ensuring the proper level of safety corresponding to the character and scale of operations conducted by the Bank, as well as fulfillment of the tasks set by the Bank's governing bodies and requirements defined by regulations of Bank of Russia.

24.2. The internal control system includes:
- the Bank's governing bodies (General Meeting of shareholders, Supervisory Council, the Bank Management, Chairman of the Bank (his deputies);
- The Bank's Revision Commission;
- The Bank's Chief Accountant (his deputies);
- General Manager (his deputies) of the Bank's branch and Chief Accountant (his deputies) of the Bank's branch;
- Internal audit Service;
- Auditor (controller), responsible for carrying out internal control over the Bank's professional activities in the securities market;
- Responsible officer in charge of counteraction to legalizing (laundering) incomes obtained by criminal way and financing terrorism;
- Other Bank's divisions and employees exercising internal control in accordance with the powers, defined by the Bank's internal documents.

24.3. Internal control in the Bank is carried out to ensure the following:
- efficiency of financial and economic activities in the course of conducting banking operations and other transactions, efficiency of managing assets and liabilities, including assets safety and banking risk management;
- faithfulness, transparency, objectiveness and timeliness of compilation and submitting of financial, accounting, statistical and other reporting, as well as information security;
- compliance with legal regulations, standards and policies of self-regulated institutions and constituent and internal documents of the Bank;
- non-involvement of the Bank and its employees in carrying out illegal activities, including legalizing (laundering) of incomes obtained by criminal way and financing of terrorism, as well as timely submitting of respective information to the government authorities and Bank of Russia in compliance with the effective legislation of the Russian Federation.

24.4. Chief accountant of the Bank (his deputies).
24.4.1 Chief accountant of the Bank and his deputies are appointed and released from the position of the Bank's Chairman of the Board upon their consideration by territorial division of Bank of Russia. Chief accountant of the Bank distributes responsibilities between his deputies.
24.4.2 Chief accountant of the Bank is fully responsible for proper compilation and faithfulness of accounting and statistical reporting, based on the data of accounting report, and certifies them by his signature.
24.4.3 Chief accountants of the Bank's branches report to the Chief accountant of the Bank with respect to organization, order and policies of bookkeeping, compilation of reporting, formulation of documents and conducting internal control.
24.4.4 Chief accountant of the Bank and his deputies:

- ensures performing of functions by the Bank's routine accounting unit in accordance with requirements of the effective legislation of the Russian Federation on accounting, of standard regulations of authorities establishing standards and policies of bookkeeping, the Bank's Charter, as well as internal standard documents and decisions taken by the Bank's governing bodies;
- exercises internal control over proper bookkeeping of banking operations and other transactions, as well as faithfulness, transparency, objectiveness and timeliness of compilation of accounting and statistical reporting of the Bank.

24.4.5 The powers of the Bank's Chief accountant (his deputies) are defined by the Bank's Charter, Regulation on Accounting Department, labor contracts concluded with them by the Bank's Chairman and other internal documents of the Bank.

24.5 General Manager (his deputies) of the Bank's branch and Chief accountant (his deputies) of the Bank's branch.

24.5.1 General Manager (his deputies) of the Bank's branch and Chief accountant (his deputies) of the Bank's branch are appointed and released from the position by the Bank's Chairman upon their consideration by territorial division of Bank of Russia.

24.5.2 General Manager of the Bank's branch:

- carries out management of the current activities of the Bank's branch;
- distributes functions between employees of the Bank's branch;
- ensures participation in internal control of all employees of the Bank's branch in accordance with their functional duties.

24.5.3 Chief accountant (his deputies) of the Bank's branch:

- ensures performing by employees of the Bank's branch of requirements of the effective legislation of the Russian Federation on accounting, of standard regulations and internal regulation documents of the Bank, which establish standards and policies of bookkeeping in the Bank;
- carries out internal control over proper bookkeeping in the Bank's branch of banking operations and other transactions, as well as over faithfulness, transparency, objectiveness and timeliness of compiling the Bank's accounting and statistical reporting.

24.5.4 The powers of the branch general manager are defined by the Bank's Charter, Regulation on the branch, general power of attorney, granted to him by Chairman of the Bank, by labor contract, concluded with him by Chairman of the Bank and other Bank's internal documents.

24.5.5 The powers of the Bank's branch deputy general manager, chief accountant and deputy chief accountant of the Bank's branch are defined by the Bank's Charter, Regulation on the branch, by labor contracts, concluded with him by Chairman of the Bank and other Bank's internal documents.

24.6 Internal control and audit service.

24.6.1 Internal control and audit service operates on the basis of the Bank's Charter, Regulation on Internal control and audit service, approved by the Bank's Supervisory Council, other internal standard regulations of the Bank, the effective legislation and standard regulations of Bank of Russia.

24.6.2 Internal control and audit service is headed by Chief (Head) of Internal control and audit service, who is appointed and released from this position by the Bank's Chairman on agreement with the Bank's Supervisory Council.

24.6.3 Organizational structure of Internal control and audit service and its staff is defined by the Bank's Chairman on the basis of volumes and risks of the banking activities.

24.6.4 The Bank's Internal control and audit service:

- carries out monitoring of the Bank's internal control system, identifies and analyses the problems related to its functioning, as well as works out proposals aimed at improving the internal control system and enhancing its efficiency;
- conducts internal audits of the Bank's structural units;
- controls compliance of transactions conducted by the Bank's employees with requirements of the effective legislation, standard regulations of Bank of Russia and the Bank's internal documents;
- on his own initiative reports to Supervisory Council about problems arousing in the process of conducting by Internal control and audit service of its functions and proposals on their solving, and also discloses this information to the Bank Management and the Bank's Chairman.

24.6.5 The Head and employees of the Internal control and audit service are entitled to:

- enter inside the premises of the examined unit and the premises used for storing documents (archives), cash and valuables (vaults), data processing (computer rooms) and for storing data on hard disk drivers in compliance with the access procedures defined by the Bank's internal documents;
- receive documents and copies of the documents and other information, as well as any data available in the Bank's information systems, required to carry out control in compliance with the effective legislation and the Bank's internal documents related to working with the limited distribution information;
- to attract the Bank's employees in the process of examination and demand from them an access to the documents and other information required to carry out reviews.

24.6.6 The powers of the Bank's Internal control and audit service are defined by the Bank's Charter, standard regulations of Bank of Russia, Regulation on Internal control and audit service, as well as other Bank's internal documents.

24.6.7 Internal control and audit service reports to the Bank's Supervisory Council. The order of reporting of the Internal control and audit service to the Bank's Supervisory Council is defined by Regulation on Internal control and audit service and by decisions of the Bank's Supervisory Council.

24.7 Controller, responsible for carrying out internal audit of the Bank's professional activities in the stock market.

24.7.1 Controller, responsible for carrying out internal audit of the Bank's professional activities in the stock market is appointed and released from this position by the Bank's Chairman.
24.7.2 Controller, responsible for carrying out internal audit of the Bank's professional activities in the stock market:

- exercises control over the Bank compliance with the effective legislation of the Russian Federation on securities and protection of rights and lawful interests of investors in the stock market, standard regulations of the Federal executive body on the stock market;
- compliance with regulations and standards on conducting transactions in the stock market, set by the Bank's internal documents, and decisions of the Bank's governing bodies responsible for the Bank's activities as a professional participant of the stock market;
- prepares documents on organization of internal audit of the Bank's professional activities in the stock market for consideration by the Bank's Supervisory Council;
- not less than once a quarter submits a report of its activities to the Bank's Chairman.

24.7.3 The powers of controller, responsible for the Bank's professional activities in the stock market are defined by the Bank's Charter, Regulation on internal control in the course of professional activities in the stock market, by labor contract, concluded with him by Chairman of the Bank and other Bank's internal documents.

24.8 Responsible officer for counteraction to legalizing (laundering) of incomes, obtained by criminal way, and financing terrorism.

24.8.1 Responsible officer for counteraction to legalizing (laundering) of incomes, obtained by criminal way, and financing terrorism is appointed and released from this position by the Bank's Chairman.

24.8.2 Responsible officer for counteraction to legalizing (laundering) of incomes, obtained by criminal way, and financing terrorism:

- organizes working out and submits for approval to the Bank's Chairman Regulations on internal control aimed at counteraction to legalizing (laundering) of incomes, obtained by criminal way, and financing terrorism, as well as Programs for their implementation;
- organizes implementation of Regulations on internal control aimed at counteraction to legalizing (laundering) of incomes, obtained by criminal way, and financing terrorism in the Bank;
- prepares documents on organization of internal control aimed at counteraction to legalizing (laundering) of incomes, obtained by criminal way, and financing terrorism for consideration by the Bank's Supervisory Council;
- not less than once a year submits a report on results of implementation of Regulations on internal control aimed at counteraction to legalizing (laundering) of incomes, obtained by criminal way, and financing terrorism to the Bank's Chairman.

24.8.3 The powers of the Responsible officer for counteraction to legalizing (laundering) of incomes, obtained by criminal way, and financing terrorism are defined by the Bank's Charter, Regulations on internal control aimed at counteraction to legalizing (laundering) of incomes, obtained by criminal way, and financing terrorism, labor contract, concluded with him by Chairman of the Bank and other Bank's internal documents.»

23. To supplement article 26 with item 26.7 of the following context:
«26.7. The Bank's principles of information policy and the order of submitting by the Bank to all interested persons of other information is defined by Regulation on information policy of Open joint-stock company Bank «Vozrozhdeniye», approved by the Bank's Supervisory Council.»

Amendments and alterations are introduced by the General Meeting of the Credit Institution
Minutes # 1 as of 25th June 2004

Yu.M. Marinichev
Chairman of Suprtvisory Council
Bank «Vozrozhdeniye» (OAO)

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